ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

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MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

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February 10, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed January 31, 2023
File No. 333-268420

Dear Sir or Madam:

We are in receipt of the comment letter, dated February 9, 2023 (“Comment Letter”), of the Securities and Exchange Commission (the “SEC”) to Hiroyuki Sugimoto, Chief Executive Officer of SYLA Technologies Co., Ltd. (the “Company”), regarding Amendment No. 4 to the above-referenced Registration Statement on Form F-1. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the SEC set forth in the Comment Letter. We trust you shall deem the contents of this letter responsive to the Comment Letter. Please note that the U.S. dollar (“USD”) figures set forth in this letter have been made at the exchange rate of Japanese yen 135.69 = USD1.00, which was the foreign exchange rate on June 30, 2022 as reported by the Board of Governors of the Federal Reserve System in its weekly release on July 5, 2022. This is the same exchange rate as set forth in the latest filed amendment to the Form F-1 (Amendment No. 4).

Amendment No. 4 to Registration Statement on Form F-1 filed January 31, 2023

Business Overview, page 1

1.	Comment: We note your response to our prior comment 1 stating that you lease the building in which the data center is located to Getworks. Please address the following:

● Provide us the details of the significant lease terms with Getworks;

Response: The following are details of the significant lease terms with Getworks:

●	Square footage: approximately 800 square feet leased to Getworks.

●	Initial term of lease: one year lease from January 23, 2023 through January 22, 2024.

●	Renewals: automatically renew year-by-year unless one-month advance notice of Getworks to not renew or six-months advance notice of the Company, as the landlord, not to renew.

●	Rent: Fixed monthly lease payment of USD7,370 payable per month throughout the lease which is due to be paid on 27th each month. No other forms of rent are payable.

●	Utilities: all utilities including electricity bill are to be paid by Getworks.

●	Tell us if the lease payments you receive vary based on mining outcomes or anything else related to Getwork’s mining business;

Response: The lease payments we receive do not vary based on mining outcomes or anything else related to Getwork’s mining business.

● Explain whether your business may earn any income from Getworks outside of fixed monthly lease payments;

Response: Our business does not and will not earn any income from Getworks outside of fixed monthly lease payments.

● Tell us whether you have a significant asset concentration leased to a single tenant as a result of entering into a lease agreement with Getworks and if so, what consideration you gave to filing audited financial statements of Getworks; and

Response: We do not have a significant asset concentration leased to a single tenant as a result of entering into a lease agreement with Getworks. The value of assets leased to Getworks was USD476,085, representing 0.67% (less than 1%) of Property, Plant and Equipment (USD70,493,558) as reported on the balance sheet as of June 30, 2022.

● Tell us the value of the building (and its land, if applicable) recorded on the balance sheet as of the periods presented.

Response: The value of the small building leased to Getworks was USD476,085 as of June 30, 2022. We acquired the building in 2022 when we commenced our mining machine maintenance business and, therefore, the building was not recorded on our balance sheet as of December 31, 2021.

Index to Financial Statements, page F-1

2.	Comment: We note your response to our prior comment 3 indicating that the disposition of the mining business did not meet the asset, investment and income threshold test for providing pro forma financial statements. Please provide us with the details of the income component of your income test calculation, which compares your proportionate share of consolidated income or loss from continuing operations before taxes of the mining machine business to your consolidated income from continuing operations before taxes. We refer you to Rule 1-02(w)(1)(iii) of Regulation S-X. Additionally, please further explain to us how you considered net earnings of the disposed mining machine business in making the determination that the disposal did not represent a strategic shift and did not meet the criteria for presentation as discontinued operations.

Response: In accordance with Rule 1-02(w)(1)(iii) of Regulation S-X, the significant subsidiary test is met when 1) the absolute value of the registrant’s and its other subsidiaries’ equity in the tested subsidiary’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interest exceeds 10 percent of the absolute value of such income or loss of the registrant and its subsidiaries consolidated for the most recently completed fiscal year; and 2) the registrant’s and its other subsidiaries’ proportionate share of the tested subsidiary’s consolidated total revenue from continuing operations (after intercompany eliminations) exceeds 10 percent of such total revenue of the registrant and its subsidiaries consolidated for the most recent completed fiscal year.

The Company computed 1) and 2) as follows:

1)	For the year ended December 31, 2022, which is the most recently completed fiscal year prior to disposal, the Company’s equity in the mining machine business’s income from continuing operations before income tax was USD1,509,386. The Company’s consolidated income from continuing operations before income taxes (after intercompany eliminations) for the same fiscal year was USD8,201,213. As a result, the ratio of the Company’s equity in the mining machine business’s income from continuing operations before income taxes to the Company’s consolidated income from continuing operations before income taxes was 18.4%.

2)	For the year ended December 31, 2022, the Company’s share in the mining machine business’s revenue from continuing operations was USD7,317,786. The Company’s consolidated revenue (after intercompany eliminations) for the same fiscal year was USD171,978,963. As a result, the ratio of the Company’s proportionate share of mining machine business’s revenue from continuing operations to the Company’s consolidated revenue from continuing operations was 4.3%.

Please also see the computation table as below:

1) Income test – income component	The Company’s equity in mining machine business’s income before income tax	USD1,509,386
	Consolidated income before income taxes	USD8,201,213
	Significance percentage	18.4%
2) Income test – revenue component	The Company’s share in mining machine business’s revenue	USD7,317,786
	Consolidated revenue	USD171,978,963
	Significance percentage	4.3%

The Company acknowledged that the test under 1) above exceeded 10%, however, the test under 2) was less than 10%. Rule 1-02(w)(1)(iii) of Regulation S-X has both income component and revenue component, and the tested subsidiary will meet the significant test only if both the net income and revenue component are met. The Company respectfully advises the Staff that the computation above was based on unaudited financial statements as of December 31, 2022 and for the year then ended as the audit for the year ended December 31, 2022 is not expected to be finished until the end of April 2023.

With respect to whether the disposal of mining machine business constituted a strategic shift that has a major effect on its operations and financial result, the Company considered ASC 205-20 and noted the guidance does not provide any “bright lines” on what qualifies as a major effect, however, it does include five examples. The Company made assessment as follows:

a)	The sale of a product line that represent 15% of total revenues

The sale of mining machine business only represented 4.3% total revenues for the year ended December 31, 2022.

b)	The sale of a geographic area represents 20% of total assets

The Company conducted all its business in Japan, and the sale of mining machine business only represented 0.3% of total asset as of December 31, 2022.

c)	The sale of all of one type of a reporting entity’s store formats that historically provided 30% to 40% of the reporting entity’s net income and 15% of current period net income

The Company did not generate net income from mining machine business prior to fiscal year 2022 as the Company acquired the business at the end of December 2021. As such the mining machine business did not contribute any income to the Company historically. The pretax income from mining machine business accounted for 18.4% of the Company’s current period pretax income.

d)	The sale of an equity method investment that represents 20% of the reporting entity’s total assets

The sale of mining machine business only accounted for 0.3% of total assets as of December 31, 2022.

e)	The sale of 80% of a product line that accounts for 40% of total revenue, but seller retain 20% of its ownership interest

The sale of mining machine business only represented 4.3% of total revenue for the year ended December 31, 2022. The Company did not retain any ownership interest after the sale of mining machine business.

When forming the conclusion of whether the disposal of mining machine business constitute a strategic shift, the Company carefully analyzed not only the net earnings of the disposed mining machine business, but also other financial aspects such as revenue, total assets and operating expenses, as the assessment requires management’s judgement and no single factor is determinative in accordance with ASC 205-20. Based on the additional analysis as above, and both quantitative and qualitative analysis as provided in the response to the prior SEC comment No. 3, the Company concluded that the disposal of mining machine business as a cessation of a small revenue stream, did not represent a strategic shift and did not meet the criteria in ASC 205-20 for presentation as discontinued operations. The Company respectfully advises the Staff that the computation above was based on unaudited financial statements as of December 31, 2022 and for the year then ended as the audit for the year ended December 31, 2022 is not expected to be finished until the end of April 2023.

If the Staff has any further comments regarding Pre-Effective Amendment No. 4 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Benjamin Holt /U.S. Securities and Exchange Commission
Jeffrey Gabor /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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